                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)

                                INTERLOGIX, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  458763 10 09
                                 (CUSIP Number)

                             BERWIND GROUP PARTNERS
                                1 Belmont Avenue
                                   Suite 401
                             Bala Cynwyd, PA 19004
                             Attention:  President
                                 (610) 771-0660

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               With a Copies to:

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                        Attention:  Herbert F. Goodrich
                                 (215) 994-4000

                                      and

                              BERWIND CORPORATION
                            3000 Centre Square West
                               1500 Market Street
                             Philadelphia, PA 19102
                         Attention:  Pamela I. Lehrer,
                       Vice President and General Counsel
                                 (215) 575-2319

                                  May 2, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                 SCHEDULE 13D

===============================================================================

CUSIP NO.   4587631009                                       Page 1 of 5 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      BERWIND GROUP PARTNERS
      I.R.S. ID NO. 23-2586128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,170,640

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,170,640

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,170,640
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                  SCHEDULE 13D

          This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 8, 1999 by SLC Technologies, Inc. ("SLC") and Berwind Group Partners ("Berwind"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirely as follows:

"ITEM 1.  SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Company Common Stock") of Interlogix, Inc., a Delaware corporation formerly known as ITI Technologies, Inc. and successor by merger to SLC (the "Company"). The principal executive offices of the Company are located at 12345 SW Leveton Drive, Tualatin, Oregon 97062."

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 2.  IDENTITY AND BACKGROUND

          This Statement is being filed pursuant to Rule 13d-1(a) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), by Berwind Group Partners, a Pennsylvania general partnership ("Berwind"). Hereinafter Berwind is sometimes referred to as the "Reporting Person."

          Berwind is a private partnership principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. The address of the principal business and executive offices of Berwind is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004. Berwind is a general partnership owned by five trusts, each of which was organized in Pennsylvania (collectively, the "Berwind Trusts"). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each authorized representative of Berwind and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

          During the last five years, neither Berwind, nor, to the best knowledge of Berwind, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 4.  PURPOSE OF TRANSACTION.

          On May 2, 2000, pursuant to the Agreement and Plan of Merger and Reorganization dated as of September 28, 1999, as amended (the "Merger Agreement"), SLC merged with and into the Company, with the Company as the surviving corporation (the "Merger"). In the Merger, SLC's outstanding common stock was converted into 15,170,640 shares of Company Common Stock. The Company's stockholders had the right to elect to receive $36.50 in cash at the effective time of the Merger for each share of Company Common Stock owned, subject to the limitation that no more than 50 percent of the total number of shares of Company Common Stock outstanding immediately prior to the effective time of the Merger would be exchanged for cash. The Company's stockholders elected to exchange more than 50 percent of the outstanding shares of Company Common Stock for cash, and the shares to be exchanged will therefore be reduced on a pro rata basis so that 50 percent of the outstanding shares of Company Common Stock immediately prior to the effective time of the Merger are exchanged for cash. As a result of the transaction, Berwind has a 78 percent ownership stake after giving effect to the cash election.

          The Merger will be treated as a purchase by SLC for accounting purposes. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended, except for shares exchanged for cash.

          Pursuant to the terms of the Merger, as of the effective time of the Merger, the total number of persons serving on the Board of Directors of the Company is nine (unless otherwise agreed in writing by the parties hereto prior to the effective time of the Merger), two of whom are Thomas L. Auth and Perry
J. Lewis and seven of whom have been selected by and at the absolute discretion of the Board of Directors of SLC. Thereafter, membership on the Board of Directors of the Company shall be determined in accordance with a voting agreement by and among Berwind, Thomas L. Auth and MLGA Fund II, L.P., dated as of May 2, 2000 (the "Voting Agreement"), the form of which was included as
Exhibit 9 to the Schedule 13D and incorporated by reference herein. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of the Voting Agreement. Pursuant to the Voting Agreement, Berwind will agree, subject to the terms of the Voting Agreement, that until the second anniversary of the effective time of the Merger, it will vote all shares of Company Common Stock owned by it for the following individuals as directors of the Company: (a) Thomas L. Auth, who will serve as Chairman of the Board of Directors of the Company, and (b) Perry J. Lewis, but only for so long as he and certain controlled affiliates collectively own (beneficially and of record) at least 25% of the shares of Company Common Stock collectively owned by him and such controlled affiliates immediately prior to the effective time of the Merger. The Reporting Person understands that Richard Oliver plans to resign from the Board of Directors of the Company. When he resigns, the Reporting Person expects the Board of Directors of the Company to fill the vacancy with another director.

          Pursuant to the terms of the Merger, at the effective time of the Merger, the Certificate of Incorporation of the Company was amended (i) to change the name of the Company to "Interlogix, Inc.," (ii) to opt out of Section 203 of the Delaware General Corporation Law and (iii) to increase the number of authorized shares of Company Common Stock to 60,000,000.

          A copy of the Merger Agreement was included as Exhibit 2 to the
Schedule 13D and is incorporated by reference herein. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

          Although the Reporting Person has no specific plan or proposal to acquire or dispose of shares of Company Common Stock, the Reporting Person at any time and from time to time may acquire additional shares of Company Common Stock or dispose of any or all of its shares depending upon an ongoing evaluation of the investment in the Company, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The Reporting Person has not made a determination regarding a maximum or minimum number of shares of Company Common Stock which it may hold at any point in time.

          Also, the Reporting Person may engage in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

          Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Berwind beneficially owns 15,170,640 shares of Company Common Stock acquired by it in connection with the Merger. The Merger occurred on May 2, 2000, and at the effective time of the Merger, the Voting Support Agreement terminated. The Berwind Trusts are general partners of Berwind, and the Berwind Trusts and their trustees may be deemed to have indirect beneficial ownership of any Company Common Stock owned by Berwind. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of
Section 13(d) of the Exchange Act or any other purpose.

          Except as disclosed in this Statement, to the best of the Reporting Person's knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement."

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 2000            BERWIND GROUP PARTNERS



                                By: /s/ Bruce J. McKenney
                                   ___________________________________________
                                Name:  Bruce J. McKenney
                                Title:  Senior Vice President - Administration

                                                                      Schedule A

     Schedule A to the Schedule 13D is amended and restated in its entirety as follows:


     Berwind Corporation is engaged, through its divisions and subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses.  Berwind Corporation's address is 3000
     Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

                                                 Authorized Representatives
                                                 of Berwind Group Partners
---------------------------------------------------------------------------------------------------------------------------------
Name                                       Office                   Business Address                   Citizenship
---------------------------------------------------------------------------------------------------------------------------------
Edward F. Kosnik               President                        3000 Centre Square West                     USA
                                                                1500 Market St.
                                                                Philadelphia, PA  19102
----------------------------------------------------------------------------------------------------------------------------------
James C. Cook                  Sr. Vice President - Finance     3000 Centre Square West                     USA
                                                                1500 Market St.
                                                                Philadelphia, PA  19102
----------------------------------------------------------------------------------------------------------------------------------
Bruce J. McKenney              Sr. Vice President - Admin.      3000 Centre Square West                     USA
                                                                1500 Market St.
                                                                Philadelphia, PA  19102
----------------------------------------------------------------------------------------------------------------------------------


                                                   Berwind Trusts
----------------------------------------------------------------------------------------------------------------------------------
                          Trust Name                                           Address                   Trustees
----------------------------------------------------------------------------------------------------------------------------------
 C. G. Berwind, Jr., Thomas B. Morris, Jr., Joanna Berwind       3000 Centre Square West              C. Graham Berwind, Jr.
 Creamer and Jessica Berwind Brummett Trustees u/d/t of          1500 Market Street                   Thomas B. Morris, Jr.
 Charles G. Berwind dated 2/28/63 for C. G. Berwind, Jr.,        Philadelphia, PA 19102               Joanna Berwind Creamer
 et  al.                                                                                              Jessica Berwind Brummett
----------------------------------------------------------------------------------------------------------------------------------
 C. Graham Berwind, III, Joanna Berwind Creamer, J. L. Hamling   3000 Centre Square West              C. Graham Berwind, III
 and Thomas B. Morris, Jr. Trustees u/d/t of C. G. Berwind,      1500 Market Street                   Joanna Berwind Creamer
 Jr. dated 12/31/72 for: C. Graham Berwind, III, et al.          Philadelphia, PA 19102               James L. Hamling
                                                                                                      Thomas B. Morris, Jr.
----------------------------------------------------------------------------------------------------------------------------------
 Jessica Berwind Brummett, Joanna Berwind Creamer, J. L.         3000 Centre Square West              Jessica Berwind Brummett
 Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C. G.      1500 Market Street                   Joanna Berwind Creamer
 Berwind, Jr. dated 12/31/72 for: Jessica Berwind Brummett,      Philadelphia, PA 19102               James L. Hamling
 et al.                                                                                               Thomas B. Morris, Jr.
----------------------------------------------------------------------------------------------------------------------------------
 James D. Berwind, Joanna Berwind Creamer, J. L. Hamling and     3000 Centre Square West              James D. Berwind
 Thomas B. Morris, Jr., Trustees u/d/t of C. G. Berwind, Jr.,    1500 Market Street                   Joanna Berwind Creamer
 dated 12/31/72 for: James D. Berwind, et al.                    Philadelphia, PA 19102               James L. Hamling
                                                                                                      Thomas B. Morris, Jr.
----------------------------------------------------------------------------------------------------------------------------------
 Joanna Berwind Creamer, J. L. Hamling, and Thomas B. Morris,    3000 Centre Square West              Joanna Berwind Creamer
 Jr., Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72       1500 Market Street                   James L. Hamling
 for: Joanna Berwind Creamer, et al.                             Philadelphia, PA 19102               Thomas B. Morris, Jr.
----------------------------------------------------------------------------------------------------------------------------------



         >
                                               Information Regarding Trustees
--------------------------------------------------------------------------------------------------------------------------------
Name                                Office                         Business Address                    Citizenship
--------------------------------------------------------------------------------------------------------------------------------
C. Graham Berwind, Jr.       Chairman & CEO                      3000 Centre Square West                   USA
                             Berwind Corporation                 1500 Market St.
                                                                 Philadelphia, PA  19102
--------------------------------------------------------------------------------------------------------------------------------
C. Graham Berwind, III       Portfolio Manager                   3000 Centre Square West                   USA
                             Berwind Hotel Group, Inc.           1500 Market St.
                                                                 Philadelphia, PA  19102
--------------------------------------------------------------------------------------------------------------------------------
Joanna Berwind Creamer       Trustee                             3000 Centre Square West                   USA
                                                                 1500 Market St.
                                                                 Philadelphia, PA  19102
--------------------------------------------------------------------------------------------------------------------------------
Jessica Berwind Brummett     Marketing Director                  3000 Centre Square West                   USA
                             Berwind Corporation                 1500 Market St.
                                                                 Philadelphia, PA  19102
--------------------------------------------------------------------------------------------------------------------------------
James D. Berwind             President                           2450 Wilton Drive                         USA
                             Atlantic Yard Co.                   Wilton Manors, FL 33305
--------------------------------------------------------------------------------------------------------------------------------
James L. Hamling             President                           Suite 330, 6 Cadillac Drive               USA
                             Berwind Industries LLC              Brentwood, TN  37027
--------------------------------------------------------------------------------------------------------------------------------
Thomas B. Morris, Jr.        Attorney                            4000 Bell Atlantic Tower                  USA
                             Dechert Price & Rhoads              1717 Arch St.
                                                                 Philadelphia, PA  19103
--------------------------------------------------------------------------------------------------------------------------------

Berwind Hotel Group is engaged, through its affiliated entities, in the business of acquiring and managing hotels. Berwind Hotel Group's address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

Atlantic Yard Co. is a retail provider of upscale garden supplies and its address is 2450 Wilton Drive, Wilton Manors, FL 33305.

Berwind Industries LLC is engaged, through its subsidiaries, in the ownership and operation of industrial businesses. Berwind Industries' address is Suite 330, 6 Cadillac Drive, Brentwood, TN 37027.

Dechert Price & Rhoads is a law firm and its address is 4000 Bell Atlantic Tower, 1717 Arch St., Philadelphia, PA 19103.